Exhibit 99.1

May 10, 2020

SSR Mining Inc.

Suite 800 - 1055 Dunsmuir Street

PO Box 49088

Vancouver, BC

V7X 1G4

Dear Sirs/Madams:

Re: Support and Voting Agreement

The undersigned understands that SSR Mining Inc. (“SSR”) and Alacer Gold Corp. (“Alacer”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of Alacer pursuant to Section 195 of the Business Corporations Act (Yukon), pursuant to which SSR will acquire all the outstanding common shares of Alacer. The undersigned is the registered and/or beneficial owner of the securities of Alacer set forth on Schedule A hereto (the “Holder Securities”). Capitalized terms used but not defined herein are as defined in the Arrangement Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, hereby agrees and covenants in his, her or its respective capacity as a securityholder and not in his, her or its capacity as an officer or director of Alacer, from the date hereof until the date the Arrangement Agreement is terminated in accordance with its terms:

(1)

to vote or to cause to be voted the Holder Securities, and any other securities of Alacer directly or indirectly acquired by or issued to the undersigned after the date hereof (including without limitation any common shares issued upon further exercise of options to purchase shares or upon settlement of restricted share units or performance share units), in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement at the Alacer Meeting;

(2)

if requested by you, acting reasonably, to deliver or to cause to be delivered to Alacer duly executed proxies or voting information forms in your favour voting all of the Holder Securities in favour of the Arrangement;

(3)	not to exercise any rights to dissent in connection with the Arrangement;

(4)	except in my capacity as director or officer to the extent permitted by the Arrangement Agreement, not to take any action which may in any way adversely affect the success of the Arrangement;

(5)

except in my capacity as director or officer to the extent permitted by the Arrangement Agreement, not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal (as such term is defined in the Arrangement Agreement) or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal; and

(6)

prior to the Alacer Meeting, not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (or enter into any agreement in respect thereof), without your prior written consent.

The undersigned hereby represents and warrants that (a) he, she or it is (and until the Alacer Meeting will be) the sole registered and/or beneficial owner of the Holder Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he, she or it has the sole right to vote and sell (in the case of transferable Holder Securities) all of the Holder Securities, (b) except as pursuant to the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the undersigned of any of the Holder Securities or any interest therein or right thereto, (c) the only securities of Alacer (other than cash-settled incentive securities) beneficially owned, directly or indirectly, by the undersigned on the date hereof are the Holder Securities, (d) the Holder Securities are not subject to any power of attorney, voting trust, proxy or similar arrangement affecting the ability to vote the Holder Securities, (e) he, she or it has the legal capacity to execute and deliver this letter agreement and to perform the obligations hereunder and (f) this letter agreement has been duly executed and delivered by him, her or it, and constitutes a legal, valid and binding agreement enforceable against him, her or it, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies.

The undersigned hereby irrevocably consents to (i) details of this letter agreement being set out in any information circular and court documents produced by SSR, Alacer or any of their respective affiliates in connection with the transactions contemplated by this letter agreement and the Arrangement Agreement and (ii) this letter agreement being made publicly available on SEDAR.

Notwithstanding any other provision of this letter agreement, it is acknowledged and agreed that the undersigned is bound hereunder solely in his or her capacity as a securityholder of Alacer and that the provisions hereof shall not be deemed or interpreted to bind the undersigned in his or her capacity as a director or officer of Alacer or restrict such director or officer from taking any actions necessary to discharge his or her fiduciary duties or other legal obligations as a director or officer or that are otherwise expressly permitted by the Arrangement Agreement. It is acknowledged and agreed that the undersigned may vote in his or her capacity as director of Alacer in favour of a Superior Proposal in respect of Alacer as contemplated in the Arrangement Agreement and any such vote shall not be a violation of this letter agreement. The undersigned agrees that the treatment of the deferred share units in the Arrangement is approved.

The undersigned agrees to do all further things as may be reasonably required to give effect to the provisions and intent of this letter agreement, and will provide such further documents or instruments as may be reasonably necessary or desirable to effect the purpose of this letter agreement and carry out its provisions.

This letter agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Time is of the essence in the performance of the obligations of the undersigned.

The parties hereby agree that irreparable damage may occur in the event that any provision of this letter agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages or other legal remedies may not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the undersigned of any of its covenants or obligations set forth in this letter agreement, SSR shall be entitled to seek an injunction or injunctions and to specifically enforce the terms and provisions of this letter agreement.

The undersigned acknowledges that he, she or it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he, she or it has either done so or waived its right to do so in connection with the entering into of this letter agreement.

This letter agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument. The undersigned shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter agreement where indicated below and returning the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

Accepted and agreed on May 10, 2020.

SSR MINING INC.

Per:
Name: Title:

Schedule “A”

Alacer Registered and/or Beneficial Security Holdings

Name	Number of Common Shares	Number of Restricted Share Units	Number of Performance Share Units	Number of Deferred Share Units